MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended March 31, 2012

(Restated)

TABLE OF CONTENTS

EXPLANATORY NOTE	4

BUSINESS PROFILE AND STRATEGY	4

Introduce Additional New Product	5
Continue to Grow Canadian Operations	5
Develop UK Branch Network	5
Appointment of Mr. Kevin Paetz to President and Chief Operating Officer of Cash Store Financial's Canadian operations	5
Realignment of Canadian operations	6
Corporate Social Responsibility	6

OVERALL FINANCIAL PERFORMANCE	6

Restatement of Previously Reported Results	6
Second Quarter of 2012 and Year-to-Date Highlights	9

SELECTED FINANCIAL INFORMATION	14

FINANCIAL ANALYSIS	15

Acquisition of Consumer Loan Portfolio	15
Branch Count	16
Revenue	17
Branch Operating Income (“BOI”)	20
Expenses (excluding retention payments, provision for loan losses, depreciation, amortization, premium paid to acquire the loan portfolio, class action settlements and impairment of property and equipment)	20
Provision for Loan Losses and Retention Payments	20
Depreciation, Amortization and Impairment of Property and Equipment	21
Income Taxes	21

LIQUIDITY AND CAPITAL RESOURCES	22

Consumer Loans Receivable	23
Normal Course Issuer Bid	24

RELATED PARTY TRANSACTIONS	24

RISK FACTORS AFFECTING PERFORMANCE	25

Regulatory Environment	25
Legal Proceedings	26
Special Investigation	30
Third-Party Lenders/Retention Payments	30

CRITICAL ACCOUNTING ESTIMATES	31

Use of Estimates	31
Revenue Recognition	31
Retention Payments	31
Provisions for Loan Losses	32
Stock Based Compensation	33
Consumer Loans Receivable	33
Income Taxes	33
Fair Value of Financial Instruments	33
Long-term investments	34
Property and Equipment	34

Intangibles	34
Goodwill	35
Accounting for the Impairment of Long-Lived Assets	35
Deferred financing costs	35

CHANGES IN ACCOUNTING POLICIES AND PRACTICES	35

MATERIAL CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING	36

OUTSTANDING SHARE DATA	37

DIVIDENDS	37

SUMMARY OF QUARTERLY RESULTS	39

EBITDA and Adjusted EBITDA Reconciliation	40

OTHER	40

Cautionary Statement Regarding Forward-looking Information	40
Non-GAAP Measures	41

EXPLANATORY NOTE

December 28, 2012

The following discussion and analysis for the three months and six months ended March 31, 2012 has been restated. This restated interim Management’s Discussion and Analysis (MD&A) should be read in conjunction with the restated unaudited interim consolidated financial statements for the three and six months ended March 31, 2012 and the audited consolidated financial statements for the year ended September 30, 2011, together with our annual MD&A for the year ended September 30, 2011.

All figures are presented in Canadian dollars and are reported in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information” located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services to serve the needs of everyday people in Canada through our two branch banners: Cash Store Financial and Instaloans.  Cash Store Financial and Instaloans act as a lender and broker to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of financial products that are not supplied by traditional financial institutions. As of March 31, 2012, we owned and operated 594 branches in nine Canadian provinces, two Canadian territories and the United Kingdom (the “UK”). Our workforce is dynamic and we operate within a performance-based culture. We employ approximately 2,500 associates across Canada and the UK.  Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is publicly traded on both the Toronto and New York Stock Exchanges. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the Canadian and UK populations are not being properly serviced by traditional financial institutions. Our strategic objective is to establish Cash Store Financial and Instaloans as the provider of choice, in the jurisdictions in which we operate, for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing products and prepaid phone cards.

A key component of our long-term business strategy has been product diversification. This strategy has assisted and should continue to assist us in offsetting downward pressure on revenue and earnings resulting from provincially regulated rate caps on payday loans. In the third quarter of 2010, through an agency agreement with DC Bank, a federally regulated Canadian Schedule 1 bank, we introduced a basic deposit account product. A new premium bank account product that features unlimited free cheque cashing and free on-line bill payments was introduced late in the second quarter of 2011. Both types of accounts are insured by the Canada Deposit Insurance Corporation.

Cash Store Financial’s strategic priorities are:

Introduce Additional New Product

Growing existing product lines and implementing new product initiatives:

•	Accelerating revenue growth through further new product initiatives.

Continue to Grow Canadian Operations

Maximize market penetration:

•	Maximizing the potential of our branch network;

•	Improving Branch Operating Income (“BOI”) margins;

•	Implementing a comprehensive restructuring plan and realigning of expenditures with revenue;

•	Continuing to educate, motivate and improve the performance of our associates through an integrated communication and training strategy that includes Cash Store Financial College, Cash Store Financial TV and our annual President’s Forum with every branch manager; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management and getting back to basics throughout the company.

New branch openings;

•	Furthering our position in the Canadian alternative financial services industry through organic growth into underserved communities based on new branch profitability or via the acquisition of existing operators.

Develop UK Branch Network

•	Focus on distribution base.

Appointment of Mr. Kevin Paetz to President and Chief Operating Officer of Cash Store Financial's Canadian operations

During the quarter we announced the appointment of Kevin Paetz as President and Chief Operating Officer of Cash Store Financial's Canadian operations, effective March 1, 2012. Mr. Paetz brings over 20 years of experience in retail consumer finance. He has an established track record of building profitability through effective sales growth strategies, training initiatives, receivables management and acquisitions. He has extensive experience managing large retail networks. Most recently, he spent seven years with Dollar Financial Group, a multi-national alternative financial services company, in several leadership positions including: Vice President of Acquisitions; Vice President of Operations, United Kingdom and Vice President, Field Operations Canada. Prior to Dollar Financial Group, Mr. Paetz worked for Alberta Treasury Branches as Vice President, Personal Financial Services and Vice President of Sales and Channel Management. From 1983 to 1999, Kevin held multiple roles with Household Financial Corporation (HFC) Canada, culminating in General Manager of Operations.

Mr. Paetz has a clear mandate to refine our operations in order to improve sales and profitability. We are confident that Mr. Paetz’s combination of competence, experience and demeanor will have both an immediate and long-term positive impact on our operations. Mr. Paetz replaces Barret J. Reykdal who will assume responsibilities as President and Chief Operating Officer of Cash Store Financial's UK operations. This appointment is effective March 1, 2012. Mr. Reykdal played a critical role in the expansion of our Canadian network. His expertise in this regard will be applied to developing our operations in the UK, where we now have 25 branches.

Realignment of Canadian operations

Our original strategy was to gain market dominance while paralleling the introduction of regulations and it is now time to reassess our overall market position by reducing branches in saturated markets and redeploying assets in markets with a broader base of opportunities as well as closing non profitable branches. In this regard, in the quarter, we recorded an impairment of property and equipment of $3.0 million.  Further costs for severance and lease obligations will be realized in the coming quarter, these will be recorded when incurred as per U.S. GAAP. Customers from these closed branches will be transitioned to other branches in close proximity where appropriate.

Corporate Social Responsibility

Cash Store Financial has recognized its corporate responsibility to contribute to the communities in which we do business. In 2008, we partnered with the Alberta Diabetes Foundation to raise $7.5 million for research to be undertaken at the Alberta Diabetes Institute, a globally-recognized centre of research excellence. In 2010, the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions to the non-profit sector from corporate citizens and individuals around Alberta. In calendar 2012, Cash Store Financial plans to host 20 “freedom” runs across Canada.

OVERALL FINANCIAL PERFORMANCE

Restatement of Previously Reported Results

The interim consolidated financial statements for the three and six months ended March 31, 2012 as initially reported have been amended and restated to correct for the following errors identified:

A.	Allocation of the total consideration paid for the acquisition of the portfolio of consumer loans from third-party lenders:

1.	The computation of collection rates used as a basis to estimate expected future cash flows of the acquired loans contained errors. The correction of these errors resulted in an acquisition date fair value of the portfolio of loans acquired of $50.0 million as compared to $80.3 million as originally reported.

2.	The previously disclosed fair value of intangible assets acquired of $39.1 million has been amended to $32.0 million as a result of a re-allocation of consideration in excess of the fair value of intangible assets to the premium paid to acquire the portfolio of loans.

3.	The Company has recognized $36.8 million of the total consideration paid as a premium paid to acquire the portfolio of loans. In accordance with U.S. GAAP the Company determined that this portion of the transaction settled pre-existing relationships between the Company and third-party lenders. Accordingly, the premium paid to acquire the portfolio of loans was measured at its fair value and recorded as an expense in the consolidated statement of operations as part of the acquisition transaction.

4.	The resulting deferred tax liability recorded on acquisition has been amended to $2.5 million from $3.1 million.

The corrected purchase price allocation is disclosed in Note 4 to the restated interim consolidated financial statement for the three and six months ended March 31, 2012.

B.	Provision for loan losses:

The Company determined that its provision for loan losses was understated as a result of an error. Accordingly, the Company has recorded an additional expense of $3.3 million for the three and six months ended March 31, 2012.

C.	Other amounts:

The Company has corrected other immaterial errors for the three and six months ended March 31, 2012.

Effects of the restatement

The tables below present the effect of the financial statement adjustments related to the restatement of our previously reported financial statements as of and for the three and six month periods ended March 31, 2012.

The effect of the restatement on the interim consolidated statement of operations and comprehensive loss for the three and six months ended March 31, 2012 is as follows:

	Three Months Ended			Six Months Ended
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Other income	$13,562	$(2,018)	$11,544	$26,518	$(2,018)	$24,500
Selling, general and administrative	6,892	(486)	6,406	13,381	(486)	12,895
Provision for loan losses	7,487	3,311	10,798	8,155	3,311	11,466
OPERATING MARGIN (LOSS)	2,026	(4,843)	(2,817)	9,072	(4,843)	4,229
Corporate expenses	6,374	252	6,626	11,401	252	11,653
Amortization of intangible assets	1,417	(205)	1,212	1,704	(205)	1,499
Premium paid to acquire the loan portfolio	-	36,820	36,820	-	36,820	36,820
INCOME (LOSS) BEFORE INCOME TAXES	(11,965)	(41,710)	(53,675)	(10,529)	(41,710)	(52,239)
PROVISION FOR INCOME TAXES - Current (recovery)	647	(1,045)	(398)	475	(1,045)	(570)
PROVISION FOR INCOME TAXES - Deferred	(2,234)	(10,013)	(12,247)	(1,615)	(10,013)	(11,628)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	(10,378)	(30,652)	(41,030)	(9,389)	(30,652)	(40,041)

The effect of the restatement on the interim consolidated balance sheet as of March 31, 2012 is as follows:

	As Reported	Adjustments	Restated

Consumer loans receivable, net	$77,183	$(34,718)	$42,465
Other receivables	14,058	3,414	17,472
Income tax receivable	656	839	1,495
Deferred tax tassets (current)	1,097	10,154	11,251
Deferred tax assets (non-current)	385	98	483
Intangible assets	48,315	(6,851)	41,464
Accrued liabilities	19,707	4,110	23,817
Income taxes payable	214	(206)	8
Deferred tax liabilities (non-current)	1,914	(316)	1,598
Retained earnings (deficit)	23,447	(30,652)	(7,205)

The effect of the restatement on the interim consolidated statement of cash flows for the three and six months ended March 31, 2012 is as follows:

	Three Months Ended			Six Months Ended
	As Reported	Adjustments	Restated	As Reported	Adjustments	Restated

Net income (loss)	$(10,378)	$(30,652)	$(41,030)	$(9,389)	$(30,652)	$(40,041)
Amortization of intangible assets	1,417	(205)	1,212	1,704	(205)	1,499
Provision for loan losses	7,487	3,311	10,798	8,155	3,311	11,466
Premium paid to acquire the loan portfolio	-	36,820	36,820	-	36,820	36,820
Deferred income taxes	(2,234)	(10,011)	(12,245)	(1,615)	(10,013)	(11,628)
Consumer loans receivable since acquisition, net	-	3,345	3,345	-	865	865
Other receivables and long-term receivables	(2,528)	(3,414)	(5,942)	(3,511)	(3,414)	(6,925)
Income taxes receivable	(607)	(839)	(1,446)	(656)	(839)	(1,495)
Accounts payable and accrued liabilities	1,469	4,109	5,578	(2,590)	4,110	1,520
Income taxes payable	200	(206)	(6)	76	(206)	(130)
Purchase of consumer loans portfolio (investing)	(78,076)	50,841	(27,235)	(80,557)	53,322	(27,235)
Premium paid to acquire the loan portfolio (investing)	-	(36,820)	(36,820)	-	(36,820)	(36,820)
Purchase of intangible assets (investing)	(36,322)	6,500	(29,822)	(36,360)	6,500	(29,860)
Proceeds from issuance of senior secured notes (financing)	125,356	(22,779)	102,577	125,356	(22,779)	102,577

Second Quarter of 2012 and Year-to-Date Highlights

This section contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

Adjusted Net Income (Loss) and Adjusted Net Cash Income Reconciliation

Adjusted net income (loss) and adjusted net cash income are not measures prepared in accordance with U.S. GAAP. We define adjusted net income (loss) and adjusted net cash income as net income (loss) adjusted to exclude certain non-cash charges and credits as described below. Adjusted net cash income is defined as adjusted net income (loss) adjusted to exclude the after-tax impact of depreciation, amortization, accretion and stock based compensation. Diluted adjusted loss per share is defined as adjusted net cash income divided by weighted average diluted shares outstanding. Diluted cash income per share is defined as adjusted cash income divided by weighted average diluted shares outstanding.

The adjustments relate to certain non-cash charges and credits in the Financial Statements. Some of these adjustments are in connection with the issuance on January 31, 2012, through a private placement (the “Offering”) in Canada and the U.S. of $132.5 million of 11.5% Senior Secured Notes (“the Notes”).  The Notes mature on January 31, 2017 and bear interest from the date of issue at 11.5% per annum payable on a semi-annual basis in equal installments on January and July of each year, commencing in July of 2012. The notes were issued at a price of 94.608%. We used the gross proceeds of the offering to purchase loans receivable and related assets from our third-party lenders who lent to our customers in the regulated provinces, for general corporate purposes and to pay fees and expenses related to the offering. This transaction allowed us to transition to a direct lending model. The financial flexibility offered by the Notes provided us with a new source of funding to support future loan growth associated with the maturing of our branches and our expansion plans.

The Company presents adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share, and diluted cash earnings per share as supplemental measures of its financial performance. These measurement used by measure are used by management to isolate the impact of certain other net non-cash charges and to show comparative results of operations. Not all companies calculate adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share, or diluted cash earnings per share in the same fashion, and therefore these amounts as presented may not be comparable to other similarly titled measures of other companies. The table below reconciles income (loss) before income taxes as reported on our Unaudited Consolidated Statements of Operations and Comprehensive income (loss) to adjusted net income (loss), adjusted net cash income, diluted adjusted earnings (loss) per share and diluted cash earnings per share:

Thousands of dollars, except for per share amounts	Three Months Ended		Six Months Ended
Consolidated results	March 31	March 31	March 31	March 31
	2011	2012	2011	2012
		(restated)		(restated)

Net Income (loss) before income taxes	$3,811	$(53,675)	$8,849	$(52,239)

Adjustments:
Unrealized foreign exchange loss	14	306	31	259
Revenue impact related to transitioning to a direct lending model	-	3,210	-	3,210
Premium paid to acquire the loan portfolio	-	36,820	-	36,820
B.C. compliance order accrued costs	-	248	-	248
Loan loss provision	-	3,091	-	3,091
Impairment of property and equipment	-	3,017	-	3,017
Other items, net	(397)	869	(397)	869
Adjusted income (loss) before income taxes	3,428	(6,114)	8,483	(4,725)

Adjusted income taxes normalized	1,179	(1,359)	2,874	(993)
Adjusted net income (loss)	2,249	(4,755)	5,609	(3,732)
Other re-occuring non-cash items:
Accretion of long-term debt discount and amortization of deferred financing costs	-	353	-	353
Depreciation of property and equipment	2,007	2,076	4,011	4,148
Amortization of intangible assets	227	1,212	424	1,499
Stock based compensation	180	193	397	386
	2,414	3,834	4,832	6,386
Income taxes normalized	830	852	1,637	1,342
	1,584	2,982	3,195	5,044
Adjusted net cash income (loss)	$3,833	$(1,773)	$8,804	$1,312

Diluted GAAP earnings (loss) per share	$0.14	$(2.35)	$0.33	$(2.29)
Diluted adjusted earnings (loss) per share	0.13	(0.27)	0.32	(0.21)
Diluted adjusted cash earnings (loss) per share	$0.22	$(0.10)	$0.50	$0.08

Adjusted loss for the second quarter ended March 31, 2012, was $4.8 million, compared to adjusted net income of $2.2 million for the same quarter last year. For the six months ended March 31, 2012, adjusted loss was $3.7 million compared to adjusted net income of $5.6 million in the same period last year. Adjusted net cash loss for the second quarter ended March 31, 2012, was $1.8 million, compared to adjusted net cash income of $3.8 million for the same quarter last year. For the six months ended March 31, 2012, adjusted net cash income was $1.3 million compared to adjusted net cash income of $8.8 million in the same period last year.

The diluted adjusted cash loss per share was $0.10 for the quarter, compared to earnings of $0.22 per share for the same quarter last year and income of $0.08 per share for the six months ended March 31, 2012 compared to earnings of $0.50 per share for the same period last year. Diluted adjusted loss per share was $0.27 for the quarter, compared to earnings of $0.13 per share for the same quarter last year and a loss of $0.21 per share for the six months ended March 31, 2012 compared to earnings of $0.32 per share for the same period last year. The lower than expected adjusted net cash earnings during the quarter were the result of changing regulations in Canada, lower than anticipated loan volumes as well as an increase in expenditures of $1.0 million relating to expansion in the UK, and additional infrastructure costs within our collections and new product development departments.

Net loss and comprehensive loss for the second quarter ended March 31, 2012, was $41.0 million, compared to net income of $2.5 million for the same quarter last year. For the six months ended March 31, 2012, net loss was $40.0 million compared to net income of $5.9 million in the same period last year.

Diluted loss per share was $2.35 for the quarter, compared to earnings of $0.14 per share for the same quarter last year and a loss of $2.29 per share for the six months ended March 31, 2012 compared to earnings of $0.33 per share for the same period last year.

The lower than expected earnings during the quarter were a result of recognizing the $36.8 million premium paid to acquire the loan portfolio from third-party lenders as an expense in the period. The transition from a broker model to a direct lending model impacted results as we previously recognized broker fees at the date of approval of the loan when it was financed by third-party lenders but now recognize these fees over the term of the loan in a direct lending model. The impact in the quarter related to this transition was approximately $3.2 million. Other factors that contributed to lower than expected earnings were an impairment of property and equipment of $3.0 million, reduced loan volumes, infrastructure enhancements, a $5.3 million loss in the UK which includes a $3.1 million addition to the net adjusted loan loss provision and a $1.3 million deferred tax asset valuation allowance, a drag on earnings from underperforming branches, increases in amortization of intangible assets and interest expense related to the issuance of Notes.

Revenue reconciliation:

Thousands of dollars	Three Months Ended		Six Months Ended
Consolidated results	March 31	March 31	March 31	March 31
	2011	2012	2011	2012
		(restated)		(restated)
Revenue
Loan fees before direct lending adjustments	$32,813	$30,594	$69,127	$63,486
Other income before direct lending adjustments	13,247	11,264	24,666	24,220
Adjustments as a result of direct lending and purchase of loans receivable
Loan fee, interest and default fees	-	3,441	-	3,441
Revenue impact related to transitioning to a direct lending model	-	(3,210)	-	(3,210)
	$46,060	$42,089	$93,793	$87,937

Significant factors impacting the second quarter earnings include:

•	Loan fees before direct lending adjustments were down 6.9% for the three months ended March 31, 2012, at $30.5 million compared to $32.8 million in the same quarter last year. The decrease in loan fees was a result of changing regulations in Canada and lower than anticipated loan volumes. The decrease in loan fees was partially offset by a $1.6 million increase in loan fees in the UK. Other items affecting loan fees were related to us earning 100% of the loan fees and default interest for direct lending to customers. These amounts were offset by a $3.2 million revenue impact on the transition to a direct lending model. For the six months ended March 31, 2012, loan fees before direct lending adjustments were $63.4 million compared to $69.1 million for the same period last year;

•	We experienced a decrease in other income of 12.9% to $11.5 million for the three months ended March 31, 2012 when compared to the same quarter last year as a result of interest collections on direct lending, increased bank account revenue and other income in the UK partially offset by a reduction in loan volume in Canada and financial product insurance revenue as a result of regulatory changes in Ontario. As a percentage of total revenue, other income decreased to 27.4% from 28.8%. For the six month period ending March 31, 2012, other income decreased 0.7% to $24.5 million when compared to the same period last year;

•	Loan volumes for the three months ended March 31, 2012 were down 3.9% to $191.0 million relative to the same period last year, as a result of changing regulations in Canada, which were partially offset by an increase in UK loan volumes. For the six months ending March 31, 2012, loan volumes were down 5.9% to $390.6 million;

•	Adjusted net cash loss for the second quarter ended March 31, 2012, was $1.8 million, compared to adjusted net cash income of $3.8 million for the same quarter last year. For the six months ended March 31, 2012, adjusted net cash income was $1.3 million compared to adjusted net cash income of $8.8 million in the same period last year. The lower than expected adjusted net cash earnings during the quarter were a result of a decrease in loan fees which were the result of changing regulations in Canada, lower than anticipated loan volumes as well as an increase in expenditures of $1.0 million relating to expansion in the UK, and additional infrastructure costs within our collections and new product development department costs;

•	Earnings decreased by $43.5 million in the quarter as a result of recognizing the premium paid to acquire the loan portfolio from third-party lenders as an expense in the period. Earnings also decreased as a result of the transition to a direct lending model, impairment of property and equipment, reduced loan volumes, infrastructure enhancements, a $5.3 million loss in the UK which includes a $3.1 million addition to the net adjusted loan loss provision and a $1.3 million deferred tax asset valuation allowance and a drag on earnings from underperforming branches. Earnings for the six months ended March 31, 2012 decreased by $45.9 million relative to the same period last year;

•	When combined, retention payments and the provision for loan losses increased by $5.8 million for the three months ended March 31, 2012 compared to the same quarter last year, and $5.2 million for the six months ended March 31, 2012 when compared to the same period last year, primarily as a result of a $3.1 million addition to the net adjusted loan loss provision in the UK. Although current collections in the UK are improving, the receivables originating upon the early stages of operations have not yet benefited from current initiatives;

•	Branch salaries, Selling, General and Administrative expenses (“SG&A”), and rent increased by $1.1 million as a result of branch expansion in the UK in the quarter and by $1.7 million year-to-date relative to the same period last year;

•	Regional expenses increased by $726,000 in the quarter related to increased collection related costs, overall enhancement to collection infrastructure, infrastructure additions in the UK, and a reorganization at the regional manager and divisional vice president levels. For the six months ended March 31, 2012 regional expenses increased by $1.3 million.

•	Corporate expenses increased by $2.4 million in the quarter due to UK expansion, cost associated with a B.C. compliance order described below, professional and legal costs and increased corporate salary costs as a result of infrastructure additions in marketing, training and new product development. For the six months ended March 31, 2012, corporate expenses increased by $3.4 million;

•	Interest expense increased by $2.9 million in the quarter and for the six months ended March 31, 2012 as a result of the issuance of the Notes and amortization of financing fees as described above. This increase is more than offset by a decrease in the effective interest component of retention payments as a result of the purchase of the loan portfolio from our third-party lenders;

•	Impairment of property and equipment increased by $3.0 million in the quarter and for the six months ended March 31, 2012. Our original strategy was to gain market dominance while paralleling the introduction of regulations and it is now time to reassess our overall market position by reducing branches in saturated markets and redeploying assets in markets with a broader base of opportunities as well as closing non profitable branches. In this regard, in the quarter, we recorded an impairment of property and equipment of $3.0 million. Further costs for severance and lease obligations will be realized in the coming quarter, these will be recorded when incurred as per U.S. GAAP. Customers from these closed branches will be transitioned to other branches in close proximity where appropriate;

•	Depreciation and amortization increased by $1.1 million in the quarter and $1.2 million for the six months ended March 31, 2012 as a result of the increase in intangible assets;

•	The loss related to our UK operation increased by $5.9 million in the quarter when compared to the same quarter in the prior year; and increased to $6.3 million in the six months ended March 31, 2012 when compared to the same period last year. The loss from the UK includes a $3.1 million addition to the net adjusted loan loss provision and a $1.3 million deferred tax asset valuation allowance; and

•	Working capital increased by $45.3 million in the quarter compared to year-end as a result of the purchase of loans receivable.

Our EBITDA was a negative $47.3 million for the second quarter of fiscal 2012, compared to positive $6.3 million for the same quarter last year, and was negative $43.2 million for the six months ended March 31, 2012, compared to positive $13.8 million for the same period last year. This decrease is due to recognizing the $36.8 million premium paid to acquire the loan portfolio from third-party lenders as an expense in the period. EBITDA was also affected by the revenue impact of the transition to a direct lending model, impairment of property and equipment in the amount of $3.0 million, a $3.1 million addition to the net adjusted loan loss provision in the UK, reduced loan volumes in Canada partially offset by increased loan volumes in the UK, increased costs in the UK related to new branches and infrastructure and increased regional and corporate infrastructure costs compared to the same quarter last year. EBITDA, adjusted to remove the premium paid to acquire the loan portfolio from third-party lenders, class action settlements, certain net adjusted loan loss provision, foreign exchange (gains)/losses, impairment of property and equipment, revenue impact related to transitioning to a direct lending model, income impact of separately accounting for the acquired loan portfolio and the effective interest component of retention payments, was $2.4 million compared to $11.8 million in the same quarter last year and was $11.9 million for the six months ended March 31, 2012 compared to $24.9 million in the same period last year.

SELECTED FINANCIAL INFORMATION

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended		Six Months Ended
Consolidated results	March 31	March 31	March 31	March 31
	2011	2012	2011	2012
		(restated)		(restated)
No. of branches Canada	573	569	573	569
United Kingdom	6	25	6	25
	579	594	579	594
Loan volumes
Loan fees included	$198,775	$191,030	$415,068	$390,641

Revenue
Loan fees	$32,813	$30,545	$69,127	$63,437
Other income	13,247	11,544	24,666	24,500
	46,060	42,089	93,793	87,937

Branch expenses
Salaries and benefits	14,113	14,824	28,495	29,221
Retention payments	6,578	2,271	13,767	8,828
Selling, general and administrative	4,680	4,815	8,874	9,223
Rent	4,567	4,849	8,972	9,569
Advertising and promotion	1,303	975	2,729	2,517
Provision for loan losses	654	10,798	1,317	11,466
Depreciation of property and equipment	1,687	1,785	3,347	3,561
	33,582	40,317	67,501	74,385
Branch operating income	12,478	1,772	26,292	13,552

Regional expenses	3,863	4,589	8,056	9,323
Corporate expenses	4,256	6,626	8,299	11,653
Interest expense	-	2,892	-	2,892
Impairment of property and equipment	-	3,017	-	3,017
Premium required to settle business relationships	-	36,820	-	36,820
Other depreciation and amortization	548	1,503	1,088	2,086
Income (loss) before income taxes	3,811	(53,675)	8,849	(52,239)
EBITDA *	6,260	(47,274)	13,760	(43,183)
Net income (loss) and comprehensive income (loss)	$2,500	$(41,030)	$5,852	$(40,041)
Weighted average number of shares outstanding - basic	17,186	17,425	17,142	17,422
- diluted	17,681	17,425	17,675	17,422
Basic earnings (loss) per share
Net income (loss) and comprehensive income (loss)	$0.15	$(2.35)	$0.34	$(2.29)
Diluted earnings (loss) per share
Net income (loss) and comprehensive income (loss)	$0.14	$(2.35)	$0.33	$(2.29)
Consolidated Balance Sheet Information
Working capital	$14,999	$61,395	$14,999	$61,395
Total assets	115,266	215,560	115,266	215,560
Total long-term liabilities	9,494	144,688	9,494	144,688
Total liabilities	28,768	172,002	28,768	172,002
Shareholders' equity	$86,498	$43,558	$86,498	$43,558

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the second quarter ended March 31, 2012, compared to the same quarter last year, and the first six months of fiscal 2012 compared to the same period last year. Certain comparative figures have been reclassified in prior periods. Specifically, certain amounts that were previously recorded within SG&A expense have been reclassified to other income for the previous quarter and six months presented.

Acquisition of Consumer Loan Portfolio

The Company transitioned from brokering loans on behalf of customers to a direct lending for the majority of the Canadian operations. The Company achieved this by issuing $132.5 million in senior secured notes to acquire a portfolio of consumer loans in the Regulated Provinces from third-party lenders for total consideration of $116.3 million. At the date of acquisition, the gross contractual principal and income of the acquired loan portfolio was $319.9 million.

Management’s strategic rationale for the acquisition is comprised of several factors, including:

•	To take advantage of a regulated environment in certain provinces allowing the Company to access debt;

•	To reduce the cost of capital and increase profit margins in providing payday advances in regulated provinces;

•	To ensure the continued availability of flexible third-party sources of funds for business in unregulated jurisdictions;

•	To move towards a self-funding model comparable to the Company’s publicly traded peers;

•	To provide exposure to the capital markets through debt which may attract additional equity and investors resulting in a wider institutional investor base;

•	To provide a long-term capital solution with the potential for future capital raises to support the ongoing growth of the business; and

•	To protect the portfolio of loans from a competitor acquisition.

As part of the transaction, in addition to the consumer loans receivable the Company also assigned fair values to the intangible assets, comprised of non-compete agreements from the third-party lenders, benefits of continuing to have favourable relationships and access to the capital of those third-party lenders and acquired proprietary knowledge of the third-party lenders.

Management also allocated a portion of the consideration paid as a premium paid to acquire the portfolio of loans. In accordance with U.S. GAAP the Company determined that the premium settled pre-existing relationships between the Company and third-party lenders. Accordingly, the premium to acquire the portfolio of loans was measured at its fair value and recorded as an expense in the consolidated statement of operations as part of the acquisition transaction.

The contractual broker arrangements between the Company and the third-party lenders did not obligate the Company to pay retention payments, compensate for loan losses without cause or provide a guaranteed rate of return on the pool of funds advanced. However, the compensation paid to the third party lenders as part of the transaction recognized the loss of future retention payments and the ability to earn future returns on capital under the existing broker contracts.

The determination of fair value of each component of the transaction was subject to management judgment and estimates of future cash flows, collection rates, forecasts and assumptions. The total consideration was allocated as set forth below:

Consumer loan portfolio	$50,014
Non-compete agreement	15,524
Favorable supplier relationships	14,220
Proprietary knowledge	2,280
Premium paid to acquire the loan portfolio	36,820
Deferred tax liability	(2,524)
Total consideration	$116,334

Branch Count

This section contains forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Information” located at the end of the MD&A.

At the end of the quarter, we had a total of 594 branches in operation, including 25 branches in the UK. This is an increase of 15 branches compared to 579 branches (Canada – 573 and UK – 6) at the end of the same quarter last year. During the quarter, two new branches were added in the UK and four branches were consolidated in Canada. Branch performance continues to be monitored and branch consolidations will occur when efficiencies can be achieved. For the six month period ending March 31, 2012, we consolidated five branches compared to two branches for the six month period last year.

	Jun 30-02	Jun 30-03	Jun 30-04	Jun 30-05	Jun 30-06	Jun 30-07	Jun 30-08	Jun 30-09	Sep 30-10	Sep 30-11	Mar 31-12
Opening	5	20	57	108	277	338	358	384	424	544	586
Organic	15	37	51	67	61	20	37	31	104	44	13
Accquired	0	0	0	102	6	0	0	18	22	1	0
Consolidations	0	0	0	0	(6)	0	(11)	(9)	(6)	(3)	(5)
Closing	20	57	108	277	338	358	384	424	544	586	594

Material factors that determine the number of branch openings include the availability of suitable locations with suitable lease terms, branch performance in similar areas and favorable market rates. We will continue to assess growth in the UK as our current branches develop.

Revenue

Revenue for the quarter ended March 31, 2012 was down 8.6% to $42.1 million compared to $46.1 million for the same quarter last year. For the six months ended March 31, 2012, revenues were $87.9 million compared to $93.8 million for the same period last year, a decrease of 6.2%. The decline in revenue was largely a result of changing regulations in Canada and lower than anticipated loan volumes.

Loan fees for the second quarter were down 7.0% to $30.5 million compared to $32.8 million for the same quarter last year. The decrease in Canadian loan fees was a result of changing regulations and lower than anticipated loan volumes. The decrease in Canadian loan fees was partially offset by a $1.6 million increase in loan fees in the UK. Other items affecting loan fees were an increase related to us earning 100% of the loan fees and default interest related to direct lending and a decrease as a result of transitioning from a broker model to a direct lending model. For the six months ended March 31, 2012, loan fees were $63.4 million compared to $69.1 million for the same period last year.

Loan volumes were $191.0 million for the quarter, down 3.9% from $198.8 million for the second quarter of last year. Loan volumes including fees for the six months ended March 31, 2012 were down 5.9% to $390.6 million from $415.1 million for the same period last year. The decrease in loan volumes can be attributed to changing regulations in Canada which was partially offset by an increase in UK loan volumes during the quarter and the same period last year. We also believe restrictions within the Canadian regulatory framework have reduced overall industry loan volumes.

Set forth below is a breakdown of the types of revenue that can be attributed to the generation of payday loans including loan fees, interest income and default fees.

The following table summarizes the allocation of types of revenue segregated between internally funded loans and third-party funded loans:

For the quarter ended March 31, 2012:

	Third Party Funded	Internally
(thousands of dollars)	Loans	Funded Loans	Total
Loan fees	$11,398	$19,147	$30,545
Interest	-	585	585
Default fees	$21	$487	$509

For the quarter ended March 31, 2011:

	Third Party Funded	Internally
(thousands of dollars)	Loans	Funded Loans	Total
Loan fees	$30,071	$2,742	$32,813
Interest	-	63	63
Default fees	$853	$13	$867

For the six months ended March 31, 2012:

	Third Party Funded	Internally
(thousands of dollars)	Loans	Funded Loans	Total
Loan fees	$42,054	$21,383	$63,437
Interest	-	862	862
Default fees	$244	$1,113	$1,357

For the six months ended March 31, 2011:

	Third Party Funded	Internally
(thousands of dollars)	Loans	Funded Loans	Total
Loan fees	$63,896	$5,231	$69,127
Interest	-	114	114
Default fees	$1,773	$75	$1,848

Loan volumes related to internally funded loans increased to $120.5 million in the second quarter of fiscal 2012 up from $13.6 million in the same quarter last year given the transition to a direct lending model. For the six months ended March 31, 2012, internally funded loans increased to $133.6 million compared to $28.5 million for the same period last year.

The following table sets out the split between loan fees, agency fees, and other income:

	Three	Three	Six	Six
(thousands of dollars)	Months Ended	Months Ended	Months Ended	Months Ended
	March 31	March 31	March 31	March 31
	2011	2012	2011	2012
		(restated)		(restated)
Loan fees	$32,813	$30,545	$69,127	$63,437
Agency fees	11,520	10,060	20,893	21,346
Other revenue	1,727	1,484	3,773	3,154
	$46,060	$42,089	$93,793	$87,937

Revenue from other services (including fees from bank accounts, financial product insurance, pre-paid master cards, debit cards, money transfers, cheque cashing and prepaid phone cards) for the second quarter was $11.5 million, down 12.9% from $13.2 million for the same quarter of last year. For the year-to-date, revenue from other services decreased to $24.5 million, down from $24.7 million in the same period last year. Agency fee income decreased $1.5 million in the quarter as a result of a reduction in loan volumes and financial product insurance revenue due to regulatory changes in Ontario which were partially offset by interest collections on direct lending, increased bank account revenue and other income in the UK. These new products and enhancements continue to be a part of our long-term strategy to diversify revenue streams by providing our customers with a broader suite of financial services and products. For the six months ended March 31, 2012, agency fees increased $453,000 or 2.2%. For the quarter, other revenue was $1.5 million, down 14.1% from $1.7 million in the same quarter last year given that we earn interest and other income on direct lending. For the six months ended March 31, 2012, other revenue was $3.2 million, down 16.4% from $3.8 million.

The most significant components of “other” income in the second quarter were agency fees of $10.1 million compared to $11.5 million, which represented 87.1% of “other” income for the quarter compared to 87.0% for same quarter last year. Agency fees include fees earned from the provision of debit cards and prepaid credit cards and all other agency fees we earn from financial product insurance, money transfers and prepaid phone cards. The largest contributor to the decrease was the reduction in loan volume in Canada and financial product insurance revenue as a result of regulatory changes in Ontario partially offset by increased bank account revenue and other income in the UK. For the current quarter, 93% of customers (95% year-to-date) who secured a loan also purchased one or more of the following optional financial services: bank accounts, financial product insurance, pre-paid master cards, and/or debit cards.

In the quarter ended March 31, 2012, the average loan size was static at $473 per loan for the same quarter last year. For the six months ended March 31, 2012, the average loan size was $477 compared to $472 in the same period last year.

Branch Operating Income (“BOI”)

BOI for the three months ended March 31, 2012 was a $1.8 million (4.3 % of revenue), compared to $12.5 million (27.1% of revenue) for the same quarter last year. BOI in the six months ended March 31, 2012 was $13.6 million (15.5% of revenue) compared to $26.3 million (28.0% of revenue) for the same period last year.

BOI was down as a result of the transition to a direct lending model, a $3.1 million addition to the net adjusted loan loss provision in the UK given that the receivables originating upon the early stages of operations have not yet benefited from current initiatives collections, reduced loan volumes related to regulations in Canada, decreased average loan volumes per customer and increased expenses due to the opening of 15 new branches (19 branches were added in the UK adding to the loss, offset by four branch consolidations in Canada) partially offset by a reduction in advertising costs.

Expenses (excluding retention payments, provision for loan losses, depreciation, amortization, premium paid to acquire the loan portfolio, class action settlements and impairment of property and equipment)

Expenses for the three months ended March 31, 2012 increased by $6.8 million or 20.7% when compared to the second quarter of last year. Expenses in the six months ended March 31, 2012 have increased to $74.4 million, compared to $65.4 million for the same period last year. The increase is primarily a result of interest on the issuance of the Notes as described earlier, the addition of 15 new branches, costs associated with expanding into the UK, an increase in collection costs and infrastructure additions, an increase in regional and corporate infrastructure costs, and an increase in professional and legal costs.

Provision for Loan Losses and Retention Payments

Provision for loan losses for the quarter ended March 31, 2012 totalled $10.8 million (9.0% of loans funded internally and 6.4% excluding a $3.1 million addition to the net adjusted loan loss provision in the UK), compared to $654,000 (4.8% of loans funded internally) for the same quarter last year. The increase is due to the transition to a direct lending model and a $3.1 million addition to the net adjusted loan loss provision in the UK. Although current collections in the UK are improving, the receivables originating upon the early stages of operations have not yet benefited from current initiatives. Provision for loan losses in the six months ended March 31, 2012 totalled $11.5 million (8.6% of loans funded internally and 6.3% excluding a $3.1 million addition to the net adjusted loan loss provision in the UK) compared to $1.3 million (4.6% of loans funded internally) for the same period last year.

Third-party lender retention payments for the quarter ended March 31, 2012 totalled $2.3 million, compared to $6.6 million for the same quarter last year. The overall decrease is due to transitioning to a direct lending model compared to the same quarter last year as we were primarily acting as broker on behalf of third-party lenders. Retention payments in the six months ended March 31, 2012 totalled $8.8 million compared to $13.8 million for the same period last year.

After adjusting for the $3.1 million addition to the net adjusted loan loss provision in the UK, the combined provision for loan losses and retention payments for the quarter ended March 31, 2012 totalled $10.0 million (5.2% of total loans funded internally and brokered) up from $7.2 million (3.6% of total loans funded internally and brokered) in the same quarter last year. For the six months ended March 31, 2012 the adjusted combined provision for loan losses and retention payments totalled $17.2 million (4.4% of total loans funded internally and brokered compared to $15.1 million (3.6% of total loans funded internally and brokered) for the same period last year.

Depreciation, Amortization and Impairment of Property and Equipment

Depreciation of property and equipment and amortization of intangible assets for the three months ended March 31, 2012 totalled $3.3 million, compared to $2.2 million in the same period last year. Amortization increased for the quarter as compared to the same quarter last year as a result of an increase in intangible assets and opening 15 net new branches.

Depreciation of property and equipment and amortization of intangible assets for the six months ended March 31, 2012 was $5.6 million compared to $4.4 million for the six months ended March 31, 2011.

Impairment of property and equipment was $3.0 million in the quarter and for the six months ended March 31, 2012. We anticipate in the coming quarter that there will be a realignment of our branch network. In this regard, in the quarter, we recorded an impairment of property and equipment of $3.0 million. The anticipated realignment will facilitate the deployment of loan capital to more productive markets and contribute materially to reduced forward expenses. Further costs for severance and lease obligations will be realized in the coming quarter, these will be recorded when incurred as per U.S. GAAP. Customers from these closed branches will be transitioned to other branches in close proximity where appropriate.

Income Taxes

Our effective tax rate was 23.6% in the quarter ended March 31, 2012, compared to 34.4% for the second quarter last year. Our effective tax rate was 23.3% for the six months ended March 31, 2012 compared to 33.9% for the same period last year. The effective tax rate differs from our statutory tax rate primarily due to a valuation allowance which has been recorded against losses generated in the UK during the current period.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash have been cash generated from operating activities to fund our planned growth strategy and consumer loans. Third-party lenders’ funds are used to broker loans to our customers in unregulated provinces. We primarily use our cash to finance working capital and capital expenditures. Our third-party lenders have not put restrictions on funds that are available to lend to our customers. In the future, as described below, we will use remaining proceeds from the sale of the Notes and a first lien carve-out for credit facilities as may be permitted under the terms of the indenture governing the Notes to the extent any such facilities become available to us, to fund working capital and growth in our consumer loans receivable in the regulated provinces.

Our cash decreased by $5.7 million to $13.6 million at March 31, 2012 compared to $19.3 million as of September 30, 2011. Our cash, excluding restricted cash, decreased by $2.6 million compared to $13.0 million as of September 30, 2011. Significant items impacting cash in the three and six months ended March 31, 2012 included:

•	Cash generated from operating activities, before non-cash working capital items, was $2.8 million during the quarter ended March 31, 2012 and negative $28,000 in the six months ended March 31, 2012;

•	A $5.9 million increase in other receivables in the quarter and $6.9 million increase in other receivables in the six months ended March 31, 2012;

•	A $3.1 million increase in restricted cash for the quarter due to funds held by a vendor as security related to agency arrangements offset by a $3.2 million reduction in amounts transferred to a third-party administrator related to the BC class action settlement during the six months ended March 31, 2012;

•	Purchase of loans receivable from our third-party lenders and cash required for on balance sheet lending of $27.2 million in the quarter and $27.2 million for the six months ended March 31, 2012;

•	Property and equipment and intangible asset expenditures of $30.5 million in the quarter and $32.3 million in the six months ended March 31, 2012;

•	$36.8 million premium paid to acquire the loan portfolio from third-party lenders.

•	Issuance of the Notes for gross proceeds of $102.6 million offset by the addition of deferred financing costs of $6.4 million in the quarter and $7.4 million for the six months ended March 31, 2012; and

•	Dividend payments of $2.1 million in the quarter and $4.2 million year-to-date.

At March 31, 2012, our working capital position totalled $61.4 million compared to $16.1 million as at September 30, 2011.

We believe that the resources available to us, supplemented by any credit facilities to the extent such facilities become available to us under a first lien carve out under the indenture covering the notes and other financial sources will provide the needed capital to fund the anticipated expansion of the consumer loans receivable, investments in the UK and investments in operating infrastructure for the upcoming fiscal year.

On January 31, 2012, we issued, through a private placement in Canada and the U.S. of $132.5 million of 11.5% Notes. This transaction allowed us to transition to a direct lending model. The financial flexibility offered by the Notes provided us with a new source of funding to support future loan growth associated with the maturing of our branches and our expansion plans. We used the gross proceeds of the offering to purchase loans receivable and related assets from our third-party lenders who lent to our customers in the regulated provinces, for general corporate purposes and to pay fees and expenses related to the offering.

The indenture governing the Notes contains certain covenants that limit the Company’s ability, and the ability of certain of the Company's subsidiaries, to:  incur or guarantee additional indebtedness; make capital expenditures; make certain investments and acquisitions; amend the Company's dividend policy or pay dividends or make distributions on capital stock or make certain other restricted payments; sell assets, including capital stock of the Company's restricted subsidiaries; enter into transactions with affiliates; create or incur liens; agree to payment restrictions affecting restricted subsidiaries; act as a third-party broker of payday loans in certain regulated provinces; amend underwriting standards; form subsidiaries or fund foreign subsidiaries; and consolidate, merge, sell or otherwise dispose of assets.

Upon specified change of control events, holders of Notes will have the right to require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 101% of the principal amount purchased, plus accrued interest to the date of purchase.   In addition, upon certain asset sales, the Company may be required to use the net proceeds of such sales to offer to repurchase a portion of the Notes at a price in cash equal to 100% of the principal amount purchased, plus accrued and unpaid interest to the date of purchase.

Under the terms of the Notes, the Company may redeem, prior to July 31, 2014, up to 35% of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 111.5% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amounts) set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date if redeemed during the periods set forth below:

For the period below	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

The Company has entered into a lease agreement for a new corporate head office.  Under U.S. GAAP, the Company has determined that it is considered the owner of this asset during the construction period.  As at March 31, 2012, $12.1 million has been capitalized in property and equipment based on the total project costs incurred to date related to the construction.

Consumer Loans Receivable

During the second quarter of fiscal 2012, we increased our overall consumer loans receivable balance to $42.5 million from $4.8 million at September 30, 2011. As noted above, we used the proceeds from the sale of the Notes to purchase loans receivable and related assets from the third-party lenders. We funded all our loans in the UK internally.

Normal Course Issuer Bid

On January 9, 2012, we filed with the Toronto Stock Exchange (“TSX”) a notice of our intention to make a normal course issuer bid for our common shares. The notice provides us the ability to purchase on the TSX up to 1,092,504 common shares, being approximately 10% of the public float of our common shares. As of the date of this MD&A, no common shares had been purchased.

RELATED PARTY TRANSACTIONS

We own 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (“AUC”). Included in other receivables as of March 31, 2012, was $834,000 (September 30, 2011 - $16,000) receivable from AUC. We previously entered into an interim service agreement with AUC to provide ongoing services such as financial, accounting and HR support and contracts administrative services, and the use of our IT and telecommunication systems. Included in SG&A expenses is a recovery of $94,500 (September 30, 2011 - $363,000) related to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership interest in AUC.

We own 15.7% of the outstanding common shares of RTF Financial Holdings Inc. (“RTF”). We previously entered into an interim service agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in SG&A expenses is a recovery of $50,000 (September 30, 2011 - $240,000) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. We have a $17,000 (September 30, 2011 - $45,000) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in RTF.

A privately held entity that acts as a third-party lender is controlled by an individual who is within the immediate family of Cameron Schiffner, a Senior Divisional Vice President of the Company. In addition, a separate individual, who is a member of management of AUC and a member of management of the third-party lender (“Individual “A”), is also within the immediate family of Cameron Schiffner. Included in retention payments are $905 and $3,727 for the three and six months ended March 31, 2012 (2011 - $3,118 and $6,378) related to this third-party lender. As part of the acquisition of the consumer loans portfolio on January 31, 2012. $45,520 of the total purchase consideration was paid to this third-party lender and the acquisition agreement was signed on behalf of the third-party lender by Individual A. As at March 31, 2012, included in accrued liabilities is $3,922 (September 30, 2011 - $2,281) due to the third-party lender.

An immediate family member of Michael M. Shaw, a Director of the Company, advanced funds to a privately held syndicate that acted as a third-party lender prior to the acquisition of the consumer loans portfolio on January 31, 2012. Bruce Hull, who is a Director of AUC, also advanced funds to this third-party lender. Included in retention payments are $314 and $1,377 for the three and six months ended March 31, 2012 (2011 - $1,240 and $2,532) related to this third-party lender. As part of the acquisition of the consumer loans portfolio on January 31, 2012. $23,944 of the total purchase consideration was paid to this third-party lender of which $12,885 was settled by the issuance of the Notes. As at March 31, 2012, included in accrued liabilities is $nil (September 30, 2011 - $1,257) due to this third-party lender.

A privately held entity that began acting as third-party lender after January 31, 2012 is controlled by Bruce Hull. Included in retention payments are $5 for the three and six months ended March 31, 2012 (2011 - $nil and $nil) to this third-party lender. As at March 31, 2012, included in accrued liabilities is $229 (September 30, 2011 - $nil) due to this third-party lender.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance has the potential of being affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent annual information form (“AIF”) filed with the securities regulatory authorities on SEDAR (www.sedar.com). A more detailed discussion of our risk factors is also presented in our most recent AIF.

Regulatory Environment

In May 2007, the Canadian federal government enacted a bill clarifying that the providers of certain payday loans were not governed by the criminal interest rate provisions of the Criminal Code, granting lenders (other than most federally-regulated financial institutions) an exemption from the criminal interest rate provisions of the Criminal Code if their loans fell within certain dollar amount and time frame maximums. In order for payday loan companies to rely on the exemption, the provincial governments are required to enact legislation, subject to approval by the federal government that includes a licensing regime for payday lenders, measures to protect consumers and maximum allowable limits on the total cost of borrowing.

Pursuant to the federal enactment, industry rate regulations and other industry specific measures to protect consumers have been implemented in British Columbia, Alberta, Saskatchewan,  Manitoba , Ontario, and Nova Scotia, which represent the markets in which 92% of our Canadian branches are located.  We believe that we are in compliance with applicable regulations related to short-term loan products in each of the above listed jurisdictions.  In those jurisdictions without industry specific measures, we offer our loan products in compliance with the federal criminal interest rate provisions of the Criminal Code and with the general consumer protection regulations governing our products.

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. The Company has agreed to abide by the Order. On November 30, 2012, Consumer protection BC issued a supplementary compliance order directing that unclaimed refund amounts to a maximum of $1.1 million be deposited into a consumer protection fund. The company is appealing the supplementary compliance order. The estimated exposure with respect to this order is between $248 and $1.1 million including penalties, legal costs and additional costs. The Company has accrued $248 related to the Order.

In the UK, consumer lending is governed by the Consumer Credit Act of 1974, which was amended by the Consumer Credit Act of 2006, and related rules and regulations. Our subsidiaries in the UK must maintain licenses from the Office of Fair Trading (OFT), which is responsible for regulating consumer credit, competition and consumer protection. The OFT publishes Irresponsible Lending Guidelines that apply to all lenders, including payday lenders.  In response to public controversy regarding the potential impact of payday loans on low-income individuals, the OFT in 2010 published a report that concluded that that there is no clear evidence that rate caps would enable consumers to avoid financial detriment and that on this basis there is no case for rate caps in the UK at this time.

Notwithstanding, in February 2012, the OFT announced a review of the payday lending sector to assess levels of compliance with the Consumer Credit Act of 2006 and the Irresponsible Lending Guidelines. The OFT announced that this review would include an industry-wide survey and an audit of 50 major payday loan companies.  We do not yet know when this industry review will be complete, the implications for how the Consumer Credit Act of 2006 will be interpreted or applied, or how the Irresponsible Lending Guidelines will be interpreted or applied or, in either or both cases, whether such outcomes will have an effect on our operations and / or financial results.  On March 22, 2012, the OFT published updated guidance on debt collection practices that was further to debt collection guidance published in October 2011. This guidance may restrict the number of times that continuous payment authorities may be applied to delinquent customers’ accounts and the amounts of these authorities.  The Company continues to assess the revised guidance. It is possible that this revised guidance will have an impact on our ability to collect upon delinquent accounts and may impact underwriting standards applied to new customers. There could be material impacts on our UK operations as a result of such changes.

On January 26, 2012, the Government of the United Kingdom tabled in Parliament The Financial Services Bill (the “Bill”), with the stated purpose of restructuring oversight of financial regulation, including enabling the transfer of responsibility for regulating consumer credit from the Office of Fair Trading to the Financial Conduct Authority. As of April 23, 2012, the Bill is at report stage. It is not known at this time when, or if, the Bill will pass Parliament, what its final form will be, the pace at which restructuring anticipated by the Bill might occur and the potential impact on the payday lending sector.

Legal Proceedings

The Company is currently subject to several legal proceedings, which it is vigorously defending. In addition, the Company is likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause Cash Store Financial to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular local and federal provinces. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

British Columbia

March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of Cash Store Financial’s third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement has been approved by the Supreme Court of British Columbia. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company was to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 (in the year ended September 30, 2011) to date has been recorded to cover the estimated costs of the settlement, including legal fees of the class and costs to administer the settlement fund. It is possible that additional settlement costs could be required in the future. As at September 30, 2012, there is no accrual (September 30, 2011 - $4,039) related to settlement costs as funds were transferred during the year to a third-party administrator who is administering the settlement.

September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members that the Company charged, required or accepted an amount that is in excess of 23% of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The class members, in an order pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA are seeking that the Company refund all monies paid in excess of the loan principal of each payday loan, including the cash card fee amounts, the loan fees, and any other fees or changes collected by the Company in relation to the payday loan, damages and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Supreme Court of British Columbia considers appropriate.

Alberta

January 19, 2010 Claim

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that it is in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain third-party lenders, directors and officers added to the claim.

The Company has agreed to a motion to certify the class proceeding if the third-party lenders, officers and directors are removed as defendants. Class counsel has agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

As at September 30, 2012, a total of $100 (September 30, 2011 - $100) has been accrued related to this matter.

September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against Cash Store Financial and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the plaintiff and class members by the Company in relation to the payday loans advanced in excess of the loan principal are unlawful charges under the Payday Loan Regulation and therefore seek restitution of damages for unlawful charges paid by the plaintiff and class members, repayment of unlawful charges paid by the plaintiff and class members, damages, interest on all amounts found to be owing and any such associated legal costs.

Manitoba

April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Financial or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Code.

On February 22, 2012, the Manitoba Court determined that large portions of the plaintiff’s claim could not proceed as they have already been resolved in a judgment and settlement approved by the Ontario Superior Court of Justice in 2008. To the extent that limited portions of the Ontario judgment were not enforced in Manitoba, the Company has appealed the Manitoba decision. The Manitoba Court has not yet determined whether any remaining portions of the plaintiff’s claim should be certified as a class proceeding.

To the extent any subject matter of the claim was not resolved by the February 22, 2012 judgment, the Company believes that it has conducted business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company charged amounts in excess of the maximum allowable limit on the total cost of credit permitted by the Consumer Protection Act, R.S.M. 1987, c. C-200, as am., and the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company believes that it has conducted business in accordance with applicable laws and will defend the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Ontario

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the class members.

Other

We are also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims.

Special Investigation

Subsequent to September 30, 2012, the Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 and included allegations regarding the existence of undisclosed related party transactions in connection with the acquisition. In response to this allegation and following some preliminary fact-finding performed by Company’s internal auditor, legal counsel to a Special Committee of the Board has retained an independent accounting firm to conduct a special investigation. As of the release date of these financial statements, the scope of the investigation has been determined by the independent accounting firm and the Special Committee. However, the investigation has not yet commenced and the findings, if any, are not yet known. The investigation may have an impact on the accounting for the loan acquisition transaction and/or on the accounting for, and disclosure of, any related party transactions; however, the Company does not believe that the outcome of the special investigation will impact the current accounting and disclosure in these financial statements.

Third-Party Lenders/Retention Payments

Approximately 7% of our short-term advances are currently provided by third-party lenders. Our business is dependent on third-party lenders who were willing to make funds available for lending to our customers. There are no assurances that the existing or new third- party lenders will continue to make funds available. Any reduction or withdrawal of funds would have a significant impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into agreements with a number of third-party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to these lenders related to the collection of documents and information as well as loan collection services. Material terms of our agreements with third-party lenders include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing default realization services on behalf of the third-party lender for all loans funded which are not paid in full by the due date, all while ensuring information system integrity is maintained. Losses suffered on account of uncollectible loans are not contractually the Company’s responsibility as long as it has performed and fulfilled its duties under the terms of the third-party lender agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our board of directors regularly approves a resolution which authorizes us to pay up to a certain amount of retention payments per quarter to third-party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the board of directors.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Certain estimates, such as those related to the allowance for consumer loan losses, valuation of acquired loans, property and equipment, impairment of property and equipment, goodwill and intangible assets, income taxes, and accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.  Actual results could differ from those estimates made by management.

Revenue Recognition

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan. Direct loan origination costs are deferred and recognized as a reduction in the yield of the related loan over its life. For loans the Company originates on its own behalf, the Company charges interest on loans until they are determined to be in default status by management.

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company. Revenue from this source is recorded as loan fees in the statement of operations.

Revenue from the Company’s cheque cashing, money transfer, bill payment and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received. Revenue from banking and non-sufficient funds fees are recognized when collected. Revenue from each of these sources is recorded in other income in the statement of operations. Included in other income is income whereby the Company acts as an agent on behalf of other third-party providers, which includes revenue from banking services, money transfers, bill payment services, and insurance products.

Retention Payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third-party lenders. The advances provided by the third-party lenders are repayable by the customer to the third-party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

To facilitate the short term advance business, the Company has entered into agreements with third-party lenders who are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third-party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third-party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement. The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third-party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third-party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay up to a certain amount of retention payments per quarter to third-party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third-party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third-party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

Provisions for Loan Losses

Loans in default consist of direct lending consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice. Recoveries on previous amounts written off are credited against the allowance for consumer loan losses.

Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 10 to the interim consolidated financial statements. The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in additional paid-in capital associated with the exercised options, are credited to share capital.

Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision as described in “Provision for Loan Losses”. For loans the Company originates on its own behalf, interest is charged on consumer loans commencing upon default and recorded as income until the loans are determined to be in default status by management.  For loans the Company originates on behalf of third-party lenders, interest is charged on consumer loans over the period of the loan and is recorded in income as it is earned.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any deferred income tax assets if it is more likely than not that the asset will not be realized.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases and senior secured notes carrying amounts are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of debt arrangements.

Long-term investments

The Company has long-term investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. The Company accounts for its long-term investments under the equity method of accounting as it has significant influence over the strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The aggregate quoted market value of the Company’s investment in the Cash Store Australia Holdings Inc. is $870. No aggregate quoted market value of the Company’s investment in RTF Financial Holdings Inc. exists as the company is not publicly traded. As at March 31, 2012, the carrying value of both investments were $nil (September 30, 2011 - $nil).

Property and Equipment

Property and Equipment are recorded at cost. Depreciation is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are depreciated based on the straight-line basis over the shorter of the lease term, including renewal options that are reasonably assured and the estimated useful life of the asset.

Intangibles

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Intangible assets with finite useful lives are amortized over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line – 3 years
Supplier relationships	Straight-line – 7 years
Computer software	Straight-line – 5 years
Non-compete agreements	Term of the agreements
Brand name	Indefinite life

Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs are amortized over the term of the related debt using the effective interest method.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards allows Securities and Exchange Commission (“SEC”) registrants, such as us, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. As such, we have decided to adopt U.S. GAAP instead of IFRS as our primary basis of financial reporting commencing in the current fiscal year. Comparative figures in our consolidated financial statements related to the quarter ended March 31, 2011 are presented in accordance with U.S. GAAP and are the same amounts that were previously reported under Canadian GAAP from a recognition and measurement perspective.

The decision to adopt U.S. GAAP was also made to enhance communication with shareholders and to improve the comparability of financial information reported with competitors and peer group.

MATERIAL CHANGES TO INTERNAL CONTROLS OVER FINANCIAL REPORTING

In connection with the restatement of the interim unaudited financial statements for the three and six months ended March 31, 2012, the Company has re-evaluated its conclusions regarding the effectiveness of its internal control over financial reporting (“ICFR”) for the affected periods and determined that material weaknesses existed at March 31, 2012. The Company had previously reported that there were no changes to its controls as of March 31, 2012. As a result of the material weaknesses, the Company has now concluded that these controls were ineffective.

Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were not effective due to the material weaknesses in the Company’s ICFR described below.

The identified material weaknesses in internal control over financial reporting are as follows:

1)	Management did not maintain effective processes and controls specific to accounting for the January 31, 2012 acquisition of the portfolio of consumer loans. Management did not effectively research, develop, communicate and implement an accounting policy with respect to this non-recurring transaction. In addition, management did not implement sufficient preventative and detective controls governing the determination of the key valuation assumptions associated with the assets acquired and allocation of the purchase price.

2)	Management did not maintain effective processes and controls specific to the determination of the provision for loan losses. Senior finance personnel did not effectively communicate with operations to obtain a sufficient understanding in making the determination of the provision for loan losses. This material weakness resulted in material errors in the unaudited interim financial statements. Further, there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

The accounts that could reasonably be affected by these material weaknesses are provision for loan losses, premium paid to acquire the loans, intangible assets and consumer loans receivable, net.

In response to the material weakness specific to the January 31, 2012 acquisition of the loan portfolio and related intangible assets identified above, as part of the preparation of our 2012 annual financial statements management established a project team, led by a senior member of the finance team, to coordinate with accounting and valuations specialists in the final measurement of this transaction. Because this is a non-recurring transaction, the Company considers this material weakness to be remediated as of September 30, 2012.

In response to the material weakness specific to the provision for loan losses identified above, as part of the preparation of the 2012 annual financial statements the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor loan loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for loan losses.

There have been significant improvements made to ICFR in relation to the provision for loan losses. However, management needs sufficient time to assess the effectiveness of the change and to implement further improvements before they can conclude that a material weakness does not exist.

OUTSTANDING SHARE DATA

As at May 10, 2012, we had 17,435,880 common shares outstanding. There were also options to purchase 1,067,502 common shares, which if exercised, would provide us with proceeds of approximately $9.7 million.

DIVIDENDS

On May 10, 2012, we declared a quarterly dividend of $0.06 per common share. The dividend is payable on June 7, 2012, to shareholders of record on May 24, 2012.

Our dividend policy is in compliance with all covenants associated with the Notes.

The Company reviews its dividend distribution policy on a quarterly basis and evaluates its financial position, profitability, cash flow and other factors the board of directors considers relevant. Prior to August 31, 2007, we had not declared or paid a dividend on the common shares. We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.

The following table sets forth the quarterly dividends paid by the Company in the quarter ended March 31 for the past 5 years:

	2012	2011	2010	2009	2008

Dividend per share	$0.06	$0.120	$0.100	$0.065	$0.025
Percentage increase/(decrease)	(50%)	20%	54%	160%

In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $9.1 million in the fifteen months of fiscal 2010, $7.9 million in fiscal 2011 and $4.2 million in the six months ending March 31, 2012.

SUMMARY OF QUARTERLY RESULTS

The financial results for the Company for each of the last eight quarters are summarized in the following table.

In general, more recent results have been negatively impacted by regulatory changes resulting in revenue rate compression and certain other restrictions in the regulated provinces; however the results have been partially offset by growth in other income. Revenue, branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation, the revenue impact of transitioning to a direct lending model, impairment of property and equipment in Canada, a $3.1 million addition to the net adjusted loan loss provision, tax adjustments and costs associated with growth in the UK, adding infrastructure at the regional and corporate levels, increased professional and legal fees related to regulatory matters, class actions, and other lawsuits, and continued costs associated with the class action settlements. The current quarter results were also impacted by non-recurring charges related to the $36.8 million premium paid to acquire the loan portfolio.

Our quarterly results of operations are impacted by the number and timing of branch openings and closings.

(thousands of dollars, except for per share amounts and branch figures)	2010		2011				2012
	Q4	Q5	Q1	Q2	Q3	Q4	Q1	Q2
								(restated)
Consolidated Results
No. of branches Canada	523	542	566	573	574	574	573	569
United Kingdom	2	2	4	6	8	12	23	25
	525	544	570	579	582	586	596	594
Loan volumes
Loan fees included	$205,659	$216,027	$216,293	$198,775	$204,616	$201,720	$199,611	$191,030
Regulated definition (excluding loan fee upon regulation)	174,902	184,110	182,487	167,327	172,602	170,459	169,055	160,294
Loan fees excluded	$166,749	$175,196	$179,940	$161,665	$166,634	$164,222	$162,476	$155,973

Revenue
Loan fees	$35,161	$36,195	$36,314	$32,813	$33,944	$33,552	$32,892	$30,545
Other income	11,699	13,084	11,419	13,247	14,983	13,629	12,956	11,544
	46,860	49,279	47,733	46,060	48,927	47,181	45,848	42,089
Branch expenses
Salaries and benefits	13,695	13,698	14,382	14,113	14,591	14,490	14,397	14,824
Retention payments	5,833	6,934	7,189	6,578	6,774	6,245	6,557	2,271
Selling, general and administrative	4,361	4,545	4,194	4,680	4,486	4,156	4,408	4,815
Rent	3,780	4,219	4,405	4,567	4,589	4,656	4,720	4,849
Advertising and promotion	1,170	1,223	1,426	1,303	1,313	1,398	1,542	975
Provision for loan losses	200	454	663	654	662	580	668	10,798
Depreciation of property and equipment	1,477	1,566	1,660	1,687	1,713	1,743	1,776	1,785
	30,516	32,639	33,919	33,582	34,128	33,268	34,068	40,317
Branch operating income	16,344	16,640	13,814	12,478	14,799	13,913	11,780	1,772
Regional expenses	3,173	2,358	4,193	3,863	4,169	4,523	4,734	4,589
Corporate expenses	4,513	5,026	4,043	4,256	4,795	5,177	5,027	6,626
Interest expense	-	-	-	-	-	-	-	2,892
Impairment of property and equipment	-	-	-	-	-	-	-	3,017
Premium paid to acquire the loan portfolio	-	-	-	-	-	-	-	36,820
Other depreciation and amortization	405	13	540	548	455	570	583	1,503
Net income (loss) before income taxes and class action settlements	8,253	9,243	5,038	3,811	5,380	3,643	1,436	(53,675)
Class action settlements	100	-	-	-	3,206	-	-	-
EBITDA*	10,325	11,132	7,500	6,260	4,547	6,207	4,091	(47,274)
Net income (loss) and comprehensive income (loss)	$5,476	$7,682	$3,352	$2,500	$1,155	$2,035	$989	$(41,030)
Basic earnings (loss) per share
Before class action expenses net of normalized tax	$0.33	$0.44	$0.20	$0.15	$0.19	$0.12	$0.06	$(2.35)
Net income (loss) and comprehensive income (loss)	$0.32	$0.44	$0.20	$0.15	$0.07	$0.12	$0.06	$(2.35)
Diluted earnings (loss) per share
Before class action expenses net of normalized tax	$0.31	$0.42	$0.19	$0.14	$0.19	$0.12	$0.06	$(2.35)
Net income (loss) and comprehensive income (loss)	$0.31	$0.42	$0.19	$0.14	$0.07	$0.12	$0.06	$(2.35)
Diluted adjusted cash earnings per share	$0.40	$0.53	$0.28	$0.15	$0.33	$0.19	$0.18	$(0.10)

*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Certain comparative figures have been reclassified in prior periods. Specifically, certain amounts that were previously recorded within SG&A expense have been reclassified to other income for the previous quarter and six months presented.

The following table provides a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA for the past eight quarters.

EBITDA and Adjusted EBITDA Reconciliation

(thousands of dollars)	2010		2011				2012
	Q4	Q5	Q1	Q2	Q3	Q4	Q1	Q2
								(restated)
Consolidated Results
Net income (loss) and comprehensive income (loss)	$5,476	$7,682	$3,352	$2,500	$1,155	$2,035	$989	$(41,030)
Interest expense and other interest	44	51	44	35	34	33	103	2,920
Income tax	2,676	1,561	1,686	1,311	1,019	1,608	447	(12,645)
Stock-based compensation	247	260	217	180	171	218	193	193
Depreciation of property and equipment and amortization of intangible assets	1,882	1,578	2,201	2,234	2,168	2,313	2,359	3,288
EBITDA	$10,325	$11,132	$7,500	$6,260	$4,547	$6,207	$4,091	$(47,274)
Adjustments:
Class action settlements	$100	$-	$-	$-	$3,206	$-	$-	$-
Premium paid to acquire the loan portfolio	-	-	-	-	-	-	-	36,820
Loan loss provision one-time addition	-	-	-	-	-	-	-	3,091
Unrealized foreign exchange (gains)/losses	(7)	9	17	14	(5)	(158)	(47)	306
Impairment of property and equipment	-	-	-	-	-	-	-	3,017
Revenue impact related to transitioning to a direct lending model	-	-	-	-	-	-	-	3,210
Income impact of separately accounting for the acquired loan portfolio	-	-	-	-	-	-	-	1,373
Effective interest component of retention payments	4,895	5,344	5,505	5,561	5,107	5,112	5,391	1,885
Adjusted EBITDA	$15,313	$16,485	$13,022	$11,835	$12,855	$11,161	$9,435	$2,428

The sequential decline in Adjusted EBITDA compared to the quarter ended March 31, 2012 is primarily due to a decrease in overall revenue in Canada and increased costs associated with expansion in the UK. The year-over-year decline in Adjusted EBITDA is a result of lower loan volumes in Canada, costs associated with the UK expansion, additional investment in the collection system infrastructure and the roll-out of new credit products.

OTHER

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States federal securities legislation which we refer to herein, collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third-party consents, and other factors described in the our latest AIF filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in the U.S. These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Depreciation of Property and Equipment and Amortization of Intangible Assets’(EBITDA) does not have a standardized meaning prescribed by GAAP, this measure is used herein or can be determined by reference to our financial statements. Adjusted EBITDA is not determined in accordance with U.S. GAAP or IFRS as issued by the International Accounting Standards Board, does not have a standardized meaning and may not be comparable to similar measures presented by other companies. Although Adjusted EBITDA, which we define as net income plus provision for income taxes, interest expense, depreciation of property and equipment, amortization of intangible assets, stock based compensation, class action settlements, premium paid to acquire the loan portfolio, certain net adjusted loan loss provisions, unrealized foreign exchange (gains)/losses, impairment of property and equipment, revenue impact related to transitioning to a direct lending model, income impact of separately accounting for the acquired loan portfolio and the annual return component of retention payments, does not have a standardized meaning prescribed by U.S. GAAP or IFRS, we believe it may be useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, Adjusted EBITDA should not be considered in isolation from or as an alternative to operating income, cash provided from operating activities or other income or cash flow data prepared in accordance with U.S. GAAP or IFRS. “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue. Average revenue is defined as revenue for the period divided by the number of branches. “BOI” is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. These measures are discussed because management believes that they facilitate the understanding of our results relating to our operational and financial position. In addition, see “Overall Financial Performance – Adjusted Net Income (Loss) and Adjusted Net Cash Income Reconciliation” in this MD&A regarding adjusted net income (loss), adjusted cash income (loss), diluted adjusted net income (loss) per shares and diluted cash earnings per share, other non-GAAP measures used in this MD&A.